UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QuickLogic Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-22671	77-0188504
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2220 Lundy Avenue

San Jose, CA 95131-1816

(Address of principal executive offices) (Zip Code)

Suping (Sue) Cheung

Chief Financial Officer

(408) 990-4000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2018 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Conflict Minerals Report (the “Report”) of QuickLogic Corporation (“QuickLogic” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 30, 2018 and attached as Exhibit 1.01 to this Form SD.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals referred to as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and our Report are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We develop and market low power customizable semiconductor solutions that enable Original Equipment Manufacturers to maximize battery life for highly differentiated, immersive user experiences with Smartphone, Wearable, Hearable, Tablet and Internet-of-Things devices. We deliver these benefits through industry leading ultra-low power customer programmable System on Chip semiconductor solutions, embedded software, and algorithm solutions for always-on voice and sensor processing, and enhanced visual experiences. We are a fabless semiconductor company that provides comprehensive, flexible sensor processing solutions, ultra-low power display bridges, and ultra-low power Field Programmable Gate Arrays, or FPGAs. As a semiconductor company, we have concluded that Conflict Minerals are necessary to the functionality or production of our products.

Our products are manufactured by our industry recognized suppliers in accordance with our specifications. As detailed in our Report, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine if any of these Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Our RCOI primarily consisted of submitting the Conflict Minerals Reporting Template (“CMRT”) prepared by the Responsible Minerals Initiative, an initiative of the Responsible Business Alliance and Global eSustainability Initiative for Tier 1 suppliers of our devices in 2018.  Responses were reviewed for completeness, reasonableness and consistency, and we routinely followed up for any corrections and clarifications. During 2018, we contracted with Source 44 LLC dba Source Intelligence, a third party vendor to coordinate the efforts of receiving and analyzing the CMRTs. Through Source Intelligence’s database we received detailed information regarding the smelters/refiners and associated mine countries reported in our supply chain.

We submitted this template to eight (8) tier 1 suppliers, which represent 100% of the Company's top tier suppliers for 2018. Of these responding suppliers, 86% indicated one or more of the Conflict Minerals are necessary to the functionality or production of the products supplied.

Conflict Minerals Disclosure

This Form SD of the Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://ir.quicklogic.com/sec.cfm.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report. Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits.

Exhibit 1.01 – Conflict Minerals Report for the reporting period of January 1, 2018 to December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 21, 2019	QuickLogic Corporation

/s/ Suping (Sue) Cheung

Vice President, Finance and Chief Financial Officer

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